6/12



03022967

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aricom Int'l Resources PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 30 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4803 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 6/23/03

82-4803



ARCON

International Resources P.l.c.

Annual Report and
Financial Statements – 2002

ARIS
12-31-02

ARCON International Resources P.l.c.

Highlights

- **Exploration success at R Zone doubles mine's contained zinc metal**
- **Mill treated 660,000 tonnes of ore to produce 102,000 tonnes of concentrate**
- **Record milling rate in 4th Quarter of 735,000 tonnes per annum**
- **Rights Issue successfully raised €28.8 million and €3.6million shares issue**
- **Sales turnover increased to €20 million, despite the decline in zinc price**
- **Access decline to R Zone under development**

Corporate and Other Information

Auditors

KPMG
Chartered Accountants
St. Stephen's Green,
Dublin 2.

Registrars

Capita Corporate Registrars P.l.c
Unit 5,
Manor Street Business Park,
Dublin 7.

Group Secretary

Michael G. Graham A.C.I.S.

Registered Office

60 Merrion Road
Ballsbridge
Dublin 4.

Legal Advisers

Whitney, Moore & Keller
Wilton Park,
Wilton Place,
Dublin 2.

Stockbrokers

Bloxham Stockbrokers
2/3 Exchange Place,
Dublin 1.

Canaccord Capital (Europe) Limited
27 Upper Brook Street,
First Floor,
London WIK 7QS.

Contents

Board of Directors

T. O'Reilly Jnr
K.J. Ross
W.P. Kidney
J.P. Hayes
J.S. McCarthy
J. S. D. McCarthy (appointed 22 August 2002)
W.A. Mulligan (U.S)
D. Roxburgh (appointed 22 August 2002)
W. J. Tilson

Mr. Tony O'Reilly Jnr. + *, Non-Executive Chairman

Formerly Chief Executive Officer, October 1996 – December 2000. Currently, Chief Executive of Wedgwood. Non-Executive Director of Independent News and Media P.l.c., Providence Resources P.l.c., and a number of other companies. Director since 1992, Chairman of Remuneration Committee and a member of Audit Committee.

Mr. Kevin Ross, Chief Executive Officer

A mining engineer and graduate of the Royal School of Mines with broad underground operating experience in Zimbabwe, U.K., Canada and Greece.

Mr. W. Peter Kidney B. Comm., FCA, Finance Director

Appointed Finance Director in November 2000 having been Chief Financial Officer since 1992. He has been involved for over twenty years in senior positions in natural resources finance and accounting, both in Ireland and Canada. He previously worked with Arthur Andersen, Canada and is a Non-Executive Director in Providence Resources P.l.c.

Mr. J. Patrick Hayes + *, Non-Executive Director

A business executive with wide experience in industry. Former Chairman of Henry Ford & Son (Ireland) Limited, Waterford Wedgwood P.l.c. and Aer Lingus Plc, Director since 1992. Chairman of Audit Committee and member of Remuneration Committee.

Mr. James S. McCarthy, Non-Executive Director

A business executive with wide experience in industry. Non-executive director of Independent News and Media P.l.c. and a number of other companies. Director since 1992.

Mr. James S. D. McCarthy, Non-Executive Director

Appointed to the Board on 22 August 2002. Mr. McCarthy is Executive Director of Corporate Finance Ireland Limited. A qualified solicitor, he holds a Bachelor degree in Civil Law and a Masters in Business Administration.

Mr. William A. Mulligan + *, Non-Executive Director

Director of AIG Global Trade and Political Risk Insurance Co. A qualified mining engineer. Former associations include Latin American Gold Inc., Coopers & Lybrand New York, Prudential Securities and Chase Manhattan Bank. Director since 1992. Member of Audit and Remuneration Committees.

Mr. David Roxburgh, Non-Executive Director

Appointed to the Board on 22 August 2002. Mr Roxburgh is an accountant by profession (FCPA) and is an Executive Director of Fitzwilton Limited

Mr. W. Jim Tilson, Non-Executive Director

Joined ARCON in 1993. A graduate of Camborne School of Mines with extensive mine operating and Management experience involving gold and base metals in Africa, North America, Australia, the Middle East and Europe. Director *since 1995.*

\+ Member of Audit Committee
• Member of Remuneration Committee

ARCON International Resources P.l.c.

Chairman's Statement

Dear Shareholder,

In my statement to you last year, I outlined a number of steps that were being introduced to improve production rates and to increase reserves at Galmoy. I am happy to report that the measures taken resulted in the mine achieving its best production year ever, the discovery of a major high grade deposit and the delivery of a reduced financial loss despite lower turnover due to the exceptionally depressed metal prices.

During 2002, the Group completed a successful financial restructuring which involved the reduction of debt to US$20 million, with a revised payment schedule, and a rights issue which raised €28.75 million before expenses. Many people supported this financial restructuring, but none more so than our largest shareholder, Sir Anthony O'Reilly, whose commitment to ARCON was demonstrated by his underwriting and support to the overall restructuring programme.

On completion of the financial restructuring, the various work programmes designed to increase production rates started. The Company also re-commenced drilling on previously identified exploration targets.

I am delighted to report that, as announced back in October, the ARCON exploration team discovered a new resource known as the R Zone close to the existing mine. This new zone is a massively rich orebody which to date doubles the contained metal of the existing mine. The zone, which is still open, is located at one point within 100 metres of the existing orebodies and applications have now been made to the regulatory authorities for permission to work these minerals. Our entire exploration acreage in and around the mine is highly prospective and I am confident that the ongoing exploration programme will continue to add valuable resources and ensure long-term mining at Galmoy.

2002 was a transformative year for ARCON in terms of our mining and exploration activities as well as our financial structure. In these trying times for all companies in 2003, I am pleased to report that ARCON personnel continue to work relentlessly on your behalf to ensure production reaches maximum levels whilst also continuing to exploit the unique exploration acreage in the Galmoy area. While zinc prices and relevant exchange rates currently remain depressed, management's focus on low cost and efficient production ensures that when the cycle turns (as it will), you, ARCON shareholders, will be rewarded.

Finally, I am pleased to welcome James S. D. McCarthy and David Roxburgh to the board. In accordance with the Articles of Association of the Company, both will retire at the annual general meeting of the Company and seek re-election. I commend their re- election to you. On your behalf, I thank all the ARCON employees and directors for their untiring work.

Tony O'Reilly Jnr.
Chairman

ARCON International Resources P.l.c.

Operational Review

The Galmoy mine life will be extended into the next decade as a result of the outstanding exploration success, whilst the mine achieved significant operational improvements in 2002. However, the financial results were adversely impacted by a further decline in metal prices and a strengthening of the €.

The G Access decline reached the G North East (GNE) orebody in January 2002. The majority of the ore production came from the GNE in the first half of the year. During this period, the mine produced ore and waste at a record annualised rate of 700,000 t.p.a.. The access reached the G orebody in May 2002 allowing the opening up of multiple work areas in the G orebody in the third quarter. The ore production rose to a record 735,000 t.p.a. rate in the fourth quarter of 2002.

The global metals market continues to be depressed, with the zinc price during the year remaining at real US$ price levels not seen since the Depression in 1931. However, with the strengthening of the €, the price fell a further 16% in 2002 to average €827/t. The chart below shows the LME zinc price and inventory levels over the previous three years.


LME - Zinc
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
LME stocks
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Cash Price
1Q '00
2Q
3Q
4Q 1Q '01
2Q
3Q
4Q 1Q '02
2Q
3Q
4Q 1Q '03
LME stocks
Cash Price

During this period of depressed zinc prices, the Group's strategy has been to enhance its financial performance, in two ways:

(a) Production - to achieve greater production efficiency

The mine has achieved a significant increase in ore production culminating in a record production in the fourth quarter at an annualised rate of 735,000 t.p.a., whilst milling 660,000 t in the year.

(b) Exploration - to identify resources close to the mine site

The company has realised some of its considerable exploration potential with the discovery of the R Zone in September 2002. A resource of 2 million tonnes has been estimated at a grade in excess of 20% Zn.

Following the continued weakness of the € zinc price, the company has revised its operating plans and has decided to fast track the mining of the R Zone. The mining of an access decline was started in March 2003, using mine labour and equipment, with the aim of being able to commence mining the R Zone ore in the latter part of 2003.

Financial

In the year ended 31st December 2002, the turnover was €20.1 million compared to €18.7 million in 2001, reflecting a 15% increase in concentrate sales and 17% reduction in € zinc prices. The gross loss for the year was €8.5 million, the same as in 2001. After deduction of operating expenses, the net loss was €14.1 million for the year compared to a loss of €15.9 million in 2001.

The loss for the year rose to €14.7 million after allowing for interest, provision against exploration investment and exploration costs compared to a loss of €15.6 million in 2001. The loss per ordinary share declined to €0.019 from a loss of €0.054 per ordinary share in 2001 due to the increase in shares in issue from the rights issue. Once the R Zone is declared commercial the future depreciation charge will reduce substantially and have a significant favourable impact on the financial results.

Shareholder funds at the year end were €14.3 million compared to €51,000 at the end of 2001, reflecting the impact of the rights issue. Net debt has been reduced to €10.2 million at the year end compared to €32.9 million at the end of 2001, the reduction arising from the prepayment of €11.9 million of debt, which is available for future drawdown.

Operations

The completion of the rights issue provided the necessary funds to commence the expansion programme designed to increase the milling capacity to 750,000 t.p.a.. Various development and infrastructure projects have been completed in conjunction with the rolling programme of the mobile fleet expansion and refurbishment. Work commenced in the mill to increase its capacity with the uprating of the mainline pumps, updating of instrumentation and reagent addition automation. However, due to the continued falling of the € zinc price in 2002, the company has revised its short term operating plans by fast tracking the access to the R Zone. An access decline was commenced in March 2003 with the aim of being able to commence mining the R Zone in the latter half of 2003. The early access to this high grade area will enable the mill to be fed a consistent high zinc grade to maximise the concentrate production. During 2003 the life of mine plans will be revised to optimise the mill capacity following completion of metallurgical testwork.

Mine


Mine Hoist (Ore & Waste)
750ktpa
200,000
150,000
100,000
50,000
-
Tonnes
Q1 '00
Q2 '00
Q3 '00
Q4 '00
Q1 '01
Q2 '01
Q3 '01
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Mined Ore
Development Waste

Development

The G access decline advanced a further 85 metres, intersecting the GNE orebody in January 2002 and G orebody in May 2002. A ventilation shaft in the vicinity of the GNE orebody was raisebored in May 2002.

Production

The mine produced 661,000 t of ore at a grade of 10.0% Zn and 45,000 t of waste during the year. In the first half of the year mining was focussed on the GNE and peripheries of the G orebody, with a consequential reduction in grade. The reduced production during the second and third quarters was due to a lack of mining headings, which was resolved with the opening up of the G orebody during the third quarter. In the fourth quarter ore production reached an annualised rate of 735,000 t which rose to 760,000 t with the inclusion of waste.

2003

Access to the R Zone will be completed in the third quarter of the year. This will provide the mine with much needed grade flexibility for mine planning, to ensure that the mill concentrate production is maximised.

Mill


Milled Tonnage & Zinc Grade
200,000
150,000
100,000
50,000
-
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
Tonnes Milled
Zinc Grade
Q1 '00 Q2 '00 Q3 '00 Q4 '00 Q1 '01 Q2 '01 Q3 '01 Q4 '01 Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1 '03
Milled Ore
Zinc Grade

Production

The mill treated 660,000 tonnes at a grade of 10.0% Zn, producing 102,000 tonnes of zinc concentrate. The change in mineralogy from the CW to the GNE and G (higher lead and iron levels) initially hampered recoveries and concentrate grades. However the capital investment programme has started to provide flexibility and control. Recoveries and concentrate grades have recovered to historical levels and will rise further in 2003 as the mill expansion programme is completed.

2003

The mill has successfully run at an annualised 735,000 t.p.a. rate. The completion of the zinc flotation capacity expansion by mid 2003, in conjunction with the work to uprate the mainline pumps, update the instrumentation and automation of reagent addition, will enable the recovery and concentrate grade to improve.

Health and Safety

Continuous emphasis is placed on Health and Safety through training, safety awareness and analysis of incidents. A key part of the Company's emergency preparedness plan is the Mine Rescue Team, who are trained to operate in irrespirable atmospheres.

ARCON hosted the annual Mines Rescue competition in November 2002 at the mine site. Local teams from Lisheen and Tara mines and UK teams from Salt Union and British Gypsum competed in First Aid and a variety of Mine Rescue scenarios on surface and underground. Congratulations to the Galmoy team on winning 4 prizes and the coveted Team Trophy.

Environment

ARCON continues to operate a monitoring regime on a wide variety of parameters, including aquatic and terrestrial ecology, soils, vegetation, animal health, noise, vibration, climate, and air, water and effluent quality. The majority of the environmental attributes are monitored in real time using radio telemetry.

ARCON continues to participate in European Union co- funded projects:

Paramagsep – *(Superparamegnetic composite particles with specific surface modifications for the continuous separation of heavy metal ions from water)*
The project consists of using superparamagnetic particles (Fe based) to remove heavy metals from wastewater streams. ARCON provided bench scale testing to remove Zn and Pb, which is continuing.

Lycimin – *(Life Cycle Assessment of Mining Projects for Waste Minimisation)*
ARCON continues to provide data and technical expertise to the LICYMIN project, which is now one third complete. The project aims to minimise waste via a cradle to grave assessment for new mining projects.

Planning

Planning permission was received for the GNE, K and CW South orebodies in March 2003 following submission in September 1999. A further planning application has been submitted to Kilkenny County Council to permit the extraction of the additional R Zone resources. The principal components of the development comprise the mining of additional reserves by underground methods using the existing infrastructure and the installation of an additional ventilation shaft.

A Mine Licence was issued in August 2003 to mine the CW South orebody. An application has been made to the Department of Communications, Marine and Natural Resources for a Mining Licence for the R Zone.

An Integrated Pollution Control Licence application was issued in October 2002 following submission of the application to the Environmental Protection Agency (EPA) in August 1999.

Exploration

With the discovery of the R Zone, 2002 was ARCON's most successful year in exploration since 1986, the year of the discovery of the CW and G Orebodies at Galmoy.

Following the completion of the rights issue to provide exploration funds, drilling recommenced on the Rapla Prospect and on an anomalous gravity high located some 350 metres to the southeast of the CW South orebody. The anomalous gravity high was one of several gravity highs that had been outlined by the gravity survey, carried out mainly in 2001, linking the mine with Rapla.

In early September the first hole intersected 10.7m of sulphides assaying 19.5% Zinc, 3.6% Lead and 26g/t Silver from 126.1 m to 136.8m depth within the base of the dolomitised Waulsortian Limestone Formation. Following the discovery, drilling temporarily ceased at Rapla and work concentrated on the R Zone. Many of the subsequent holes intersected even higher-grade mineralization. Drill-hole 116, the best intersection to date, intersected 31.3m at 31.8% Zinc, 9.4% Lead and 72g/t Silver and is, in terms of contained metal, the best intersection of Waulsortian Limestone Formation hosted mineralization recorded in Ireland.

Work continued on the exploration and delineation of the R Zone throughout the remainder of 2002 and continues to this time in 2003, utilising two drill rigs. In early March a preliminary resource estimate (based on drilling up to December 2002) was announced for the R Zone containing an Indicated Resource of:

2 million tonnes at 20.6% Zinc, 8.1% Lead and 75g/t Silver.

This is a remarkably rich zone and has doubled the contained metal of the current reserves.


CW Orebody
CW South
R Zone
Resource Grade Minz. DDH
Mineralised DDH
Barren DDH
Scale Bar
Normal Fault
Reverse Fault
Monocline
Line of Section

Prospecting Licence Portfolio

One Prospecting Licence in Co. Limerick was surrendered in 2002. The present Prospecting Licence portfolio includes:

- Seven Prospecting Licence Areas in the Galmoy Area, six wholly owned and one which is explored by ARCON under a joint venture agreement with Westland Limited (a wholly owned subsidiary of Ennex International plc),
- Two Prospecting Licences in Kildare which include the Harberton Bridge Prospect (Inferred resource circa 3.7 million tonnes, 8.8% Zn, 1.1% Pb),
- Four Prospecting Licences in Co. Offaly which include the Kinnity Prospect (Inferred resource circa 500 thousand tonnes, 7.6% Zn, 0.7% Pb),
- One Prospecting Licence in Co. Limerick one of which covers the Carrickittle Prospect (Inferred resource circa 150 thousand tonnes, 6.0% Zn, 1.5% Pb) and which is adjacent to ground held by Minco Ireland Limited where Zinc/Lead mineralization has been recently discovered.
- Two Prospecting Licences in Co. Longford.

2003

The immediate priority in 2003 is to complete the exploration and delineation of the R Zone. The discovery of the R Zone raises the potential of the ground in its immediate vicinity especially the ground to east along the line of the major G Fault. The objectives for the future are:

- to increase the mineral resources in the vicinity of the Galmoy Mine by drilling areas where the mineralisation remains open and drilling of previously identified gravity anomalies. The detailed gravity survey will be extended around the mine and provide the basis for further drilling targets;

- to further explore the potential identified at the Rapla Prospect through drilling. Drilling to date has outlined a contiguous zone containing an inferred resource of circa 2.7 million tonnes at 6.9% Zn and 1.5% Pb. A fault, thought to be the source of the mineralising fluids, has been identified. The zone remains open and prospective;

- to continue exploring the Galmoy trend from Rapla to the boundary with Lisheen Mine, a strike length of 13.5km, by geophysics and drilling; and

- to continue the exploration programme on all other Irish exploration licences including drilling programmes as required.

Directors' Report
For The Year Ended 31 December 2002

The Directors submit their report together with the audited financial statements of ARCON International Resources P.l.c. ("the Company") and its subsidiaries ("ARCON" or the "Group") for the year ended 31 December 2002.

Principal Activities, Business Review and Future Developments

Information with respect to the Group's principal activities, the review of the business and future developments as required by the Companies (Amendment) Act, 1986 is contained in the Chairman's Statement and Review of Operations on pages 4 to 11.
During 2002, commercial operations at the Galmoy Mine continued.

Results for the Period and State of Affairs at 31 December, 2002

The consolidated profit and loss account for the year ended 31 December 2002 and the consolidated balance sheet at that date are set out on pages 26 and 27. The loss for the year amounted to €14,656,000 (2001 – loss €15,637,000). The movement on the consolidated profit and loss account for the year is as follows:

	€'000
Balance 1 January 2002	(80,809)
Retained loss for the year	(14,656)
Balance 31 December 2002	(95,465)

No dividends or transfers to reserves are recommended by the Directors.

As a result of the above together with movements on the foreign currency translation reserve, and the raising of capital through a rights issue and a further share issue shareholders' funds at 31 December 2002 increased by €14,291,000 to €14,342,000 (2001 – decreased by €16 million to €51,000).

Directors

Mr. James S. D. McCarthy and Mr. David Roxburgh were appointed additional directors on 22 August 2002. Both now retire in accordance with the articles of association of the company and being eligible offer themselves for re-election.

Mr. W.J. Tilson and Mr. W.A. Mulligan retire from the Board by rotation and being eligible offer themselves for re-election.

Health and Safety

The Company has implemented a Corporate Safety Statement under Safety, Health and Welfare at Work Act, 1989. This is a basis for ensuring safe working practice by its employees.

Directors' and Secretary's Shareholdings and Other Interests

The interests of the Directors, the Secretary and their spouses and minor children in the share capital of the Company, all of which were beneficially held, were as follows:

Number of Ordinary Shares

	31 December, 2001*	31 December, 2002	30 April 2003
J. P. Hayes	172,000	860,000	860,000
W. P. Kidney	5,806	149,030	149,030
J. S. McCarthy	278,147	1,078,147	1,078,147
W. A. Mulligan	50,000	250,00	250,000
T. O'Reilly	1,359,079	6,795,395	6,795,395
J.S. D. McCarthy (a)	-	-	-
D. Roxburgh (a)	-	-	-
W.J. Tilson	100,000	100,000	100,000
K. Ross	-	750,000	750,000
Secretary			
M. Graham	91,438	150,000	150,000

*or date of appointment if later

(a) Mr. J.S.D. McCarthy and Mr. D. Roxburgh were appointed additional directors on 22 August 2002.

Details of the movement on outstanding options, as adjusted for the rights issue during the year and those exercised during the period are as follows:

Directors	At 31 December 2001	Adjusted for Rights Issue August 2002	Granted During Year	At 31 December 2002	Adjusted Exercise Price Euro Cent	Expiry Date
J. P. Hayes	162,500	187,500	-	187,500	27.4473	March 2004
	400,000	461,538	-	461,538	19.1880	August 2005
	-	-	500,000	500,000	3.00	Sept. 2012
J. S. McCarthy	243,750	281,250	-	281,250	27.4473	March 2004
	500,000	576,923	-	576,923	19.1880	August 2005
	-	-	500,000	500,000	3.00	Sept. 2012
K. Ross	2,000,000	2,307,692		2,307,692	5.20	Sept. 2011
	-	-	7,000,000	7,000,000	3.00	Sept. 2012
W. A. Mulligan	162,500	187,500	-	187,500	27.4473	March 2004
	250,000	288,462	-	288,462	19.1880	August 2005
	-	-	500,000	500,000	3.00	Sept. 2012
T. O'Reilly	1,000,000	1,153,846	-	1,153,846	19.1880	August 2005
	100,000	115,835	-	115,835	51.8787	March 2007
W. J. Tilson	568,750	656,250	-	656,250	27.4473	March 2004
	600,000	692,308	-	692,308	19.1880	August 2005
	100,000	115,835	-	115,835	51.8787	March 2007
	-	-	500,000	500,000	3.00	Sept. 2012
W. P. Kidney	203,125	234,375	-	234,375	27.4473	March 2004
	175,000	201,923	-	201,923	24.1627	Dec. 2005
	20,000	23,077	-	23,077	16.4607	June 2009
	200,000	230,769	-	230,769	19.0667	April 2010
	1,000,000	1,153,846		1,153,846	5.20	Sept. 2011
	-	-	3,500,000	3,500,000	3.00	Sept 2012
Secretary						
M. G. Graham	125,000	144,231	-	144,231	24.1627	Dec. 2005
	200,000	230,769	-	230,769	19.0667	April 2010
	-	-	900,000	900,000	3.00	Sept. 2012

All of these options are exercisable currently except for options totalling 3,461,538 held by W. P. Kidney and K. Ross which may not be exercised within a three year period from 28 September, 2001. Similarly, the options granted during the year totalling 13,400,000 may not be exercised within a three year period commencing 26 September, 2002.

Subsequent to 31 December 2002 options totalling 4,000,000 shares were granted to W. P. Kidney 1,000,000, J. S. D. McCarthy 1,000,000, K. Ross 1,000,000 and D. Roxburgh 1,000,000. The options were granted on 12 May, 2003 at a price of €0.029 per share and may not be exercised within a three year period commencing 12 May, 2003. The market price for ordinary shares at 31 December, 2002 was €0.04 cent and the range during the year was €0.02 to €0.05.

Directors' Responsibility Statement

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:-

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2001 and all regulations to be construed as one with those Acts. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors have reviewed budgets, projected cashflows and other relevant information, and on the basis of this review, are confident that the Company and the Group will have adequate financial resources to continue in operational existence for the foreseeable future. Consequently the Directors consider it appropriate to prepare the financial statements on a going concern basis.

Corporate Governance

The Company is committed to high standards of corporate governance. The statement below describes how the principles of good governance set by the Combined Code, are applied by the Company.

The Board

The Board is made up of both executive and non-executive Directors. Biographies of each of the Directors are set out on page 3.

The Board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. Meetings are held at the head office in Dublin as well as at the offices of its operating subsidiaries.

There is an agreed list of matters which the Board has formally reserved to itself for decision, such as approval of the Group's commercial strategy, trading and capital budgets, financial statements, Board membership, acquisitions and disposals, major capital expenditure, risk management and treasury policies. Responsibility for certain matters is delegated to Board Committees.

There is an agreed procedure for Directors to take independent legal advice. The company secretary is responsible for ensuring that Board procedures are followed, and all Directors have direct access to the company secretary.

All Directors receive monthly Group management financial statements and reports and full Board papers are sent to each Director in sufficient time before Board meetings, and any further backup papers and information are readily available to all Directors on request. The Board papers include the minutes of all committees of the Board which have been held since the previous Board meeting, and, the chairman of each committee is available to give a report on the committee's proceedings at Board meetings if appropriate.

The Board has a formal process whereby each year every Director will meet the chairman to review the conduct of Board meetings and the general corporate governance of the Group.

The roles of chairman and chief executive are separated. The non-executive Directors are independent of management and have no material interest or other relationship with the Group. The chairman is non executive and The Board has not deemed it necessary to appoint a senior non executive director. However, this issue is subject to review.

Each year one third of the directors retires from the board by rotation and every director is subject to this rule. Effectively each director retires by rotation within each three year period.

Board Committees

The Board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are listed on page 3 of this report. All committees of the Board have written terms of reference dealing with their authority and duties. Membership of the audit, and remuneration committees is comprised exclusively of non-executive Directors. The company secretary acts as secretary to each of these committees.

Audit Committee

The audit committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the Group's auditors the results and scope of the audit. It also reviews the scope and performance of the Group's internal finance function and the cost effectiveness and independence of the external auditors. The external auditors are invited to attend audit committee meetings, along with the chief executive and the Finance Director. The external auditors have the opportunity to meet with the members of the audit committee alone at least once a year. Mr. J. P. Hayes is chairman of the audit committee.

Remuneration Committee

The remuneration committee is responsible for determining the remuneration packages of the executive Directors and senior management and for making recommendations in regard to the staff share option scheme. Mr. Tony O'Reilly Jnr. is Chairman of the Remuneration Committee.

The Company has fully complied with the Irish Stock Exchange's requirement in relation to the disclosure of Director's remuneration and its Best Practice provisions as contained in Section A of the Listing Rules.

Emoluments of Executive Directors and senior management are determined by the Remuneration Committee which is chaired by Mr. Tony O'Reilly Jnr. and comprises non-executive Directors only. In the course of each financial year the Remuneration Committee determines basic salaries as well as the parameters for possible bonus payments.

The Remuneration Committee applies the same philosophy in determining Executive Directors' remuneration as is applied in respect of all employees. The underlying objective is to ensure that individuals are appropriately rewarded relative to their responsibility, experience and value to the Group. The Remuneration Committee is mindful of the need to ensure that, in a competitive environment, the Group can attract, retain and motivate executives who can perform to the highest levels of expectation.

Annual bonuses, if any, are determined by the Remuneration Committee on the basis of objective assessments based on the Group's performance during the year in terms of key financial indicators, as well as a qualitative assessment of the individual's performance.

The Remuneration Committee reviews and assesses proposals to grant share options to employees under the share option scheme. Participation is at the discretion of Directors for eligible employees.

In framing Remuneration Policy, the Remuneration Committee has had regard to Section B of the best Practice provisions annexed to the Listing Rules.

No directors have service contracts with the Company.

In accordance with the Irish Stock Exchange's requirements details of Directors' remuneration for the year under review, together with prior year comparatives, are set out in Note 7 to the financial statements.

Nomination Committee

At present the Board does not have a nomination committee but the authority to nominate new directors for appointment vests in the Board of Directors. Consideration to setting up a specific nomination committee is under continuous review.

Shareholders

There is regular dialogue with institutional shareholders and presentations are made at the time of the release of the annual and interim results.

The Company encourages communication with private shareholders throughout the year and welcomes their participation at general meetings. The Company has an active website for information purposes. All Board members attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed on substantially different issues and the agenda of business to be conducted at the Annual General Meeting includes a resolution to receive and consider the Annual Report and Accounts. The chairmen of the Board's committees will also be available at the Annual General Meeting. Notice of the Annual General Meeting together with the Annual Report and accounts is sent to shareholders in accordance with the Articles of Association of the Company and the Companies Acts and details of the proxy votes for and against each resolution are announced after the result of the hand votes.

Compliance

The Board therefore is confident that it complies with the Code except for the following:

- The current non-executive Directors were not appointed for specific terms. They are however subject to retirement from the Board by rotation at Annual General Meetings.
- Certain share option arrangements are in place between the Company and certain non-executive Directors. These arrangements reflect the high level of commitment and support given by them.
- A Senior non-Executive Director has not been appointed.
- No specific Nomination Committee has been established as the Board is small at present. The matter is under continuous review.

Internal Control

The Combined Code of The Stock Exchange Listing Rules states:

1. That the Board should maintain a sound system of internal control to safeguard shareholder's investments and the Group assets.
2. That the Directors should at least annually conduct a review of the effectiveness of the Group's system of internal control and should report to shareholders that they have done so. The review should cover all controls, including financial, operational and compliance controls and risk management.

The Board of ARCON International Resources has had in place for some years an established system for reviewing the internal financial controls of the Group through management and the audit committee process. The Board has established a process of internal controls to include not just financial risk management, but also operational and compliance risk management.

During 2002, the Directors continued their ongoing review of the key commercial and financial risks facing the Group. Each Department head within the Group submits a monthly report to the Directors on the effectiveness of controls in relation to the risks. A review of the identified risks by each Department is included as part of the Group's annual budget process.

Among the processes applied in reviewing the effectiveness of the system of internal control are the following.

- Budgets are prepared by relevant department heads in each subsidiary for approval by executive management and inclusion in a Group budget approved by the Board.
- Expenditure and income are compared to previously approved budgets.
- The Board establishes treasury and commodity risk policies as appropriate, for implementation by executive management.
- All commitments for expenditure and payments are compared to previously approved budgets and are subject to approval by personnel designated by the Board of Directors or by the Board of subsidiary companies.
- In addition to the review by the board of Directors, Management Committees meet to review financial, investment and operational activities.
- Cashflow forecasting is performed on an ongoing basis to ensure efficient use of cash resources.
- Regular financial results are submitted to and reviewed by the Board of Directors.
- The Directors, through the Audit Committee, review the effectiveness of the Group's system of internal financial control.

A formal review of the effectiveness of the system of internal control was carried out during the Year 2002. The Directors considered that the procedures necessary to implement the Turnbull guidelines on the Combined Code have been properly established.

The Board has considered the requirement for an internal audit function. Based on the scale of the Groups operations and close involvement of the Board the Directors have concluded that an internal audit function is not currently required.

Risk Management

Currency Risk Management

The Group's turnover is earned in US dollars, part of which must be converted into Euro to finance ongoing operating and capital costs. The Board monitors its annual Euro requirements by reference to bank forecasts and prevailing exchange rates.

Commodity Risk Management

The Group sells zinc and lead concentrate which is priced by reference to average monthly refined zinc and lead metal prices quoted on the London Metal Exchange.

Interest Rate Management

Group borrowings are denominated in US dollars and carry interest at an interest rate of 8%.

Substantial Shareholders

So far as the Board is aware, no person or company, other than mentioned below, held 3% or more of the Ordinary Share Capital of the Company at 12 May, 2003.

Shareholder	Number of Shares	%
Dr. A.J.F. O'Reilly	1,133,565,772	71.69

Political Donations

No political donations were made during the year.

Books and Accounting Records

The Directors are responsible for ensuring proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. The Directors through the use of appropriate procedures and systems and the employment of competent persons have ensured that measures are in place to secure compliance with these requirements. These books and accounting records are maintained at the Company's registered office, 60 Merrion Road, Dublin 4.

AGM

The Annual General Meeting will be held on 20 June, 2003 and notice is enclosed. A special resolution will be proposed to dis-apply statutory pre-emption provisions in the event of a rights issue or in any other issue for cash up to an aggregate nominal value of 10% of the company's issued share capital for the time being such authority to expire on the earlier of 15 months from the date of passing the resolution or the date of the next Annual General Meeting.

The directors recommend that you vote in favour of this resolution as they intend to do in respect of their own beneficial holdings.

Auditors

During the year Arthur Andersen tendered their resignation.

The directors have appointed KPMG in accordance with Section 160(7) of the Companies Acts 1963 and KPMG have indicated their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963. The shareholders will be asked to authorise the Directors to fix their remuneration.

On behalf of the Directors

Tony O'Reilly Jnr., Chairman

W.Peter Kidney, Finance Director

12 May 2003

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of ARCON International Resources P.l.c. will be held at The Westbury Hotel, Grafton Street, Dublin 2, on Friday 20 June, 2003 at 12 noon for the purpose of transacting the following business.

As Ordinary Business.

(1) To receive and consider the Directors' Report and Financial Statements for the year ended 31 December 2002.

(2) To re-elect Directors.

- (a) Mr. James S. D. McCarthy
- (b) Mr. David Roxburgh
- (c) Mr. William Mulligan
- (d) Mr. W James Tilson

(3) To authorise the Directors to fix the remuneration of the auditors.

(4) To transact any other ordinary business.

As Special Business

To consider and if thought fit pass the following resolution.

As a special resolution

(5) THAT the Directors be and they are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act 1983 (the "1983 Act") to allot equity securities (within the meaning of Section 23 of the said Act) for cash, pursuant to the authority conferred on them, as if the restrictions in sub-section (1) of Section 23 did not apply to any such allotment, provided however that the power hereby conferred shall be limited to:

- (i) the allotment of equity securities in connection with or pursuant to an offer of equity securities by way of rights issue, open offer or otherwise to the holders of ordinary shares and/or any other persons entitled to participate therein (including without limitation any holders of options under the Company's share option scheme(s) for the time being) in proportion (as nearly as may be) to their respective holdings of ordinary shares (or, as appropriate, the number of ordinary share which such other persons are for the purposes of such offer deemed to hold) on a record date fixed by the Directors (whether before or after the date of this meeting) and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in relation to fractional entitlements or otherwise howsoever;
- (ii) pursuant to the terms of any scheme for Directors and/or employees of the Company and/or its subsidiaries approved by the shareholders of the Company in general meeting;
- (iii) otherwise than pursuant to sub-paragraphs (i) and (ii) above, having, in the case of relevant shares (as defined in Section 23 of the 1983 Act), a nominal amount or, in the case of any other equity securities, giving the right to subscribe for or convert into relevant shares, having a nominal amount,

not exceeding in aggregate €1,581,262 (corresponding to 10%) of the Issued Ordinary Share Capital of the Company;

provided in each case the power shall, unless revoked or renewed in accordance with the provision of Section 24 of the 1983 Act, expire on the earlier of fifteen months from the date of passing this Resolution and the conclusion of the next Annual General Meeting of the Company unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted or issued after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Dated this 26 May 2003
By order of the Board
M. Graham, Secretary
60 Merrion Road.
Ballsbridge,
Dublin 4.

Note 1: A member entitled to attend and vote at the above General Meeting is entitled to appoint a proxy to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Note 2: In accordance with the requirements of The Stock Exchange, copies of the directors' service contracts will be available for inspection by members at the registered office of the Company during normal business hours from the date of this notice and at the place of the Annual General Meeting for a period of fifteen minutes prior to the said meeting until the conclusion of the meeting.

Note 3: Forms of Proxy to be valid must reach the company's registrars, Capita Corporate Registrars plc, Unit 5, Manor Street Business Park, Dublin 7, not later than 12 noon on 18 June, 2002.

Note 4: Only those shareholders on the register of members of the company as at 6:00pm on 18 June, 2003 will be entitled to attend and vote at the Annual General Meeting and may also only vote in respect of the number of shares registered in their name at that time.

Independent Auditors' Report to the Members of Arcon International Resources P.l.c.

We have audited the financial statements on pages 22 to 46.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report. As described on page 14, this includes responsibility for preparing the financial statements in accordance with applicable Irish law and accounting standards. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the financial statements agree with the books of account, whether the Company's balance sheet is in agreement with the books of account and whether the Company has kept proper books of account; whether the Directors' report is consistent with the financial statements; and whether at the balance sheet date a financial situation existed that may require the company to hold an extraordinary general meeting, on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital. We also report to you if, in our opinion, information specified by the Listing Rules regarding Directors' remuneration and transactions with the Company is not disclosed.

We review whether the statement on pages 14-17 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of the affairs of the Group and the Company as at 31 December 2002 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001 and all Regulations to be construed as one with those Acts.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The balance sheet of the Company is in agreement with the books of account.

In our opinion, the information given in the Directors' report on pages 12 to 18 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 27, are more than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2002 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditors

12 May 2003

Statement of accounting policies
for the year ended 31 December 2002

The following accounting policies have been applied consistently in dealing with items which are considered material to the Group's financial statements with the exception of FRS 19, Deferred Taxes, which has been adopted during the year (See Note 6).

Basis of Preparation

The financial statements are prepared in accordance with generally accepted accounting principles under the historical cost convention and comply with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries; all intercompany transactions and balances have been eliminated in their preparation. Goodwill arising on consolidation (representing the excess of the fair value of the consideration for an acquisition over the fair value of the separable net assets acquired) in respect of acquisitions before 1 January 1998, was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and amortised over its expected useful life. The profit or loss on the disposal of subsidiaries is determined, inter alia, by the inclusion in the profit and loss account of the attributable amount of goodwill previously written off against reserves. The results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

In the Company's own balance sheet, investments in subsidiaries are stated at cost less, where necessary in the opinion of the Directors, amounts written off.

Turnover

Turnover from the sale of zinc and lead concentrate is stated net of smelter deductions, with distribution and selling expenses included in "operating expenses". Revenues from the sale of concentrate are recognised when the product passes out of the ownership of the Company to external customers pursuant to enforceable sales contracts. As the final value of concentrate sales can only be determined from weights, assays, prices and exchange rates applying after a shipment has arrived at its destination, sales of concentrate are recorded at estimated values pursuant to contract terms, with adjustments being subsequently recognised in the period when final values are determined.

Pension Costs

The Company provides for pensions for certain employees through defined contribution pension schemes. The amount charged to the profit and loss account in respect of the schemes is the contribution payable in that year. Any difference between amounts charged to the profit and loss account and contributions paid to the pension schemes is included in 'Debtors' or 'Creditors' in the balance sheet.

Statement of accounting policies *(continued)*
for the year ended 31 December 2002

Taxation

Current tax is provided on taxable profits at current rates.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Mineral Interests

The Company accounts for mineral expenditure using the 'Area of Interest' method of accounting.

(i) *Exploration and evaluation expenditure*
Expenditure on exploration and evaluation of individual projects is written off as incurred. When a project reaches the stage where expenditure is considered to be capable of being recouped through development or sale, all subsequent expenditures in that defined Area of Interest are capitalised and amortised against production from the Area once mining commences.

(ii) *Mine development and construction expenditure*
Mine development expenditure for the initial establishment of access to mineral reserves, together with capitalised exploration, evaluation and commissioning expenditure, financing costs on borrowings and certain overhead expenses prior to the commencement of commercial production are capitalised to the extent that the expenditure results in significant future benefits.

(iii) *Depreciation*
All capitalised costs within an Area of Interest, together with an appropriate estimate of the future costs to be incurred in developing the estimated economic reserves which includes the proven and probable reserve are amortised over the current estimated economic reserve of the Area of Interest on a unit of production output basis.

(iv) *Restoration expenditure*
Provision is made for the anticipated costs of future restoration and rehabilitation of mine facilities in place at the balance sheet date. Management estimates the future costs associated with reclamation, plant closure and site restoration, discounted to take account of risk and the time value of money. These costs have been determined with reference to current legal requirements and current technology. The present value of those future costs is recorded as a provision in the balance sheet.

A corresponding mine decommissioning asset is recorded in Mineral Interests and is depreciated in accordance with the Group's depreciation policy set out at (iii) above.

Annually, the unwinding of the discount factor is recorded as an expense in the profit and loss account and disclosed under 'Interest payable and similar charges'. Changes in estimates which result in a revision of the net present value of the provision are accounted for by adjusting the provision, with a corresponding entry to Mineral Interests.

(v) *Ceiling test*
A ceiling test is carried out at each balance sheet date to assess whether the net book value of capitalised costs in each Area of Interest, together with the future costs of development of undeveloped reserves, is covered by the discounted future net revenues from the reserves within that Area of Interest. Any deficiency arising is provided for to the extent that, in the opinion of the Directors, it is considered to represent a permanent diminution in the value of the related asset, and, where arising, is dealt with in the profit and loss account as additional depreciation.

Stocks

Stocks of ore and concentrate are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in bringing the product to its present location and condition. Net realisable value is based on normal estimated selling prices, less further costs expected to be incurred to completion and disposal. Stocks of raw materials and spare parts are stated at cost with provision made for obsolete, slow-moving or defective items where appropriate.

TangibleFixed Assets

Tangible fixed assets are stated at original cost, net of accumulated depreciation and any provisions for impairment.

Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life. The useful lives currently used are as follows:

Mill equipment	Unit of production
Mobile equipment	4 years
Furniture and equipment	3 – 10 years
Motor vehicles	4 years

Financial Fixed Assets

Financial fixed assets consist of the Company's investments in its subsidiaries and are stated at cost less provision for impairment.

Leases

Assets held under finance leases, which transfer substantially all the risks and rewards of ownership to the Group, are initially recorded at their fair value at the inception of the lease. The equivalent liability, categorised as appropriate, is included under 'Creditors'. Assets are depreciated over the lease term or their useful economic lives, as appropriate. Finance lease charges are allocated over the periods of the leases to produce constant rates of return on the outstanding balances.

Rentals under operating leases are charged on a straight-line basis over the lease terms.

Statement of accounting policies *(continued)*
for the year ended 31 December 2002

Foreign Currency

Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates at the date of the transaction or, where appropriate, at the rates of exchange in related forward exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Certain assets which are denominated in foreign currency and the related foreign currency borrowings are treated as a separate group of assets and liabilities and are accounted for in that foreign currency. Exchange differences arising on the retranslation of these borrowings are taken to the foreign currency translation reserve, together with the exchange differences arising on the retranslation of the assets.

Issue Expenses and Share Premium Account

Issue expenses arising on the issue of equity securities are written off against the share premium account.

Treasury Instruments

The Group is party to derivative financial instruments, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates and to manage its exposure to changes in the prices of certain commodity products.

Gains and losses on derivative contracts used to hedge foreign exchange and commodity price trading exposures are recognised in the profit and loss account when the hedged transactions occur.

Arcon International Resources P.l.c.

Consolidated profit and loss account

for the year ended 31 December

	Note	**2002 €'000**	2001 €'000
Turnover	*2*	20,070	18,726
Cost of Sales			
Production costs		(21,348)	(18,540)
Depreciation		(7,223)	(8,683)
		(28,571)	(27,223)
Gross loss		(8,501)	(8,497)
Operating Expenses	*3*	(5,250)	(7,215)
Mineral exploration costs		(346)	(168)
Operating loss		(14,097)	(15,880)
Exceptional restructuring items			
- Additional depreciation of mine assets	*1*	-	(69,455)
- Forgiveness of debt and related interest	*1*	807	77,041
Loss on ordinary activities before interest		(13,290)	(8,294)
Interest receivable and similar income	*4*	72	230
Interest payable and similar charges	*5*	(1,438)	(7,573)
Loss on ordinary activities before taxation	*7*	(14,656)	(15,637)
Tax on loss on ordinary activities	*6*	-	-
Retained loss for the year		(14,656)	(15,637)
Profit and loss account, at beginning of year		(80,809)	(65,172)
Profit and loss account, at end of year		(95,465)	(80,809)
Loss Per Ordinary Share - Basic and diluted	*9*	€(0.019)	€(0.054)

All activities were generated from continuing operations.

The accompanying notes form an integral part of this profit and loss account.

On behalf of the board

Tony O'Reilly Jnr.
Chairman

W. Peter Kidney
Finance Director

Approved by the Board on 12 May 2003.

Arcon International Resources P.l.c.

Balance sheets

at 31 December

	Note	Group 2002 €'000	Group 2001 €'000	Company 2002 €'000	Company 2001 €'000
Fixed Assets					
Mineral interests	*10*	22,599	29,543	297	396
Tangible fixed assets	*11*	11,027	13,237	29	37
Financial fixed assets	*12*	-	-	64,382	34,000
		33,626	42,780	64,708	34,433
Current Assets					
Stocks	*13*	1,154	801	-	-
Debtors	*14*	1,172	872	90	53
Cash at bank and in hand	*20*	1,885	215	16	-
		4,211	1,888	106	53
Creditors: Amounts falling due within one year	*15*	(10,284)	(18,149)	(1,434)	(4,361)
Net Current Liabilities		(6,073)	(16,261)	(1,328)	(4,308)
Total Assets Less Current Liabilities		27,553	26,519	63,380	30,125
Creditors: Amounts falling due after more than one year	*15*	(8,681)	(22,484)	(14,545)	(12,502)
Provision for Liabilities and Charges	*16*	(4,530)	(3,984)	-	-
Net Assets		14,342	51	48,835	17,623
Capital and Reserves					
Called up share capital	*17*	30,189	17,251	30,189	17,251
Capital conversion reserve	*17*	1,002	1,002	1,002	1,002
Share premium	*17*	77,608	59,197	77,481	59,070
Profit and loss account		(95,465)	(80,809)	(59,837)	(59,700)
Foreign currency translation reserve		1,008	3,410	-	-
Equity Shareholders' Funds		14,342	51	48,835	17,623

The accompanying notes form an integral part of these balance sheets.

On behalf of the board

Tony O'Reilly Jnr.
Chairman

W. Peter Kidney
Finance Director

Approved by the Board on 12 May 2003.

Arcon International Resources P.l.c.

Consolidated cash flow statement

for the year ended 31 December 2002

	Note	2002 €'000	2001 €'000
Net Cash Outflow from Operating Activities	21A	(6,723)	(6,865)
Returns on Investments and Servicing of Finance	21B	(218)	(7,395)
Taxation	21B	-	-
Capital Expenditure and Financial Investment	21B	(3,194)	(1,696)
Net Cash Outflow Before use of Liquid Resources and Financing		(10,135)	(15,956)
Financing	21B	12,069	10,141
Increase / (Decrease) in Cash at Bank and in Hand	21C	1,934	(5,815)

The accompanying notes form an integral part of this cash flow statement.

Arcon International Resources P.l.c.

Statement of total recognised gains and losses

for the year ended 31 December 2002

			2002	2001
			€'000	€'000
Loss for the financial year attributable to Group shareholders			(14,656)	(15,637)
Currency translation adjustment –	gain on debt	3,378		
	loss on assets	(5,583)		
	other	(197)		
			(2,402)	(332)
Total recognised gains and losses for the year			(17,058)	(15,969)

Reconciliation of movements in shareholders' funds

for the year ended 31 December 2002

	2002	2001
	€'000	€'000
Balance at beginning of year	51	16,020
Total recognised gains and losses for the year	(17,058)	(15,969)
Proceeds of rights issue and share issue	31,349	-
Balance at end of year	14,342	51

Notes

1 Going Concern and Exceptional Restructuring Items

At 31 December 2002 the Group had net current liabilities of €6.1 million (2001 - €16.3 million) and during the year the group reported an operating loss of €14.1 million (2001 - €15.9 million). Detailed financial projections have been prepared for 2003 and over the life of the mine, based on assumptions considered by the Directors to be conservative.

The Directors have reviewed these cash flow forecasts in detail and have concluded based on these forecasts and the committed undrawn facilities totalling €11.3 million at 31 December 2002, that it is appropriate to continue to prepare the financial statements on a going concern basis.

The exceptional items in 2001 were as a result of a fundamental restructuring of the Group's financing arrangements and a consequential forgiveness of debt amounting to €77 million. In addition, as a result of amended reserve estimates and zinc price forecasts over the life of the mine, additional depreciation of €69.5 million was charged against the Group's mineral and tangible assets.

Certain bank advances and interest arising on loan stock advanced by Indexia Holdings Limited (Note 15) during 2002 amounting to €807,000 were also forgiven during the current year.

2 Segmental Reporting

All of the Group's revenues have been derived from the sale of zinc and lead concentrate from the Galmoy mine to European based smelters. All of the Group assets and liabilities are based in Ireland

3 Operating Expenses

	2002	2001
	€'000	€'000
Corporate and mine services	3,164	3,017
Selling and distribution costs	2,371	2,132
Foreign exchange loss	190	2,498
	5,725	7,647
Transfer to mineral interests	(475)	(432)
	5,250	7,215

4 Interest Receivable and Similar Income

	2002 **€'000**	2001 €'000
Interest income	26	169
Other income	46	61
Total income	72	230

5 Interest Payable and Similar Charges

	2002 **€'000**	2001 €'000
On bank loans and overdrafts repayable by instalments, the last of which falls due after five years	927	6,489
On bank loans and overdrafts repayable within five years		
- by instalments	2	3
- not by instalment	36	15
Finance Lease Interest	4	-
On Indexia loan (Note 15 (c))	325	529
Unwinding of site restoration provision (Note 16)	144	789
Total interest and similar charges	1,438	7,825
Interest capitalised	-	(252)
	1,438	7,573

6 Tax on Loss on Ordinary Activities

	2002 **€'000**	2001 €'000
Irish corporation tax at 25% (2000 – 25%)	-	-

There was no unprovided deferred tax at 31 December 2002 (2001 - €nil). The Group has mining tax losses and unutilised capital allowances carried forward of €123 million, for which no deferred tax asset has been recorded. The Group adopted FRS 19, Deferred Taxes, during 2002. The adoption of FRS 19 had no impact on the financial statements.

Notes (continued)

7 Statutory and Other Information

Directors' Remuneration – 2002

	Salaries and Other Emoluments €'000	Fees €'000	Pensions €'000	Performance Related Bonus €'000	Total €'000
K. Ross	196	8	22	-	226
T. O'Reilly Jnr.	4	32	-	-	36
J. McCarthy	-	8	-	-	8
W. J. Tilson	91	8	-	-	99
W. P. Kidney	135	8	13	-	156
W. Mulligan	4	8	-	-	12
P. Hayes	4	8	-	-	12
J. Bogdanovich (b)	-	-	-	-	-
D. Roxburgh (a)	-	3	-	-	3
J.S.D. McCarthy (a)	-	3	-	-	3
Total	434	86	35	-	555

Directors' Remuneration – 2001

	Salaries and Other Emoluments €'000	Fees €'000	Pensions €'000	Performance Related Bonus €'000	Total €'000
K. Ross	181	7	22	-	210
T. O'Reilly Jnr.	-	36	-	-	36
W. J. Tilson	99	8	-	-	107
W. P. Kidney	135	8	13	-	156
W. Mulligan	4	8	-	-	12
P. Hayes	4	8	-	-	12
J. Bogdanovich (b)	-	8	-	-	8
J. McCarthy	-	8	-	-	8
Total	423	91	35	-	549

Notes (continued)

(a) J.S.D. McCarthy and D. Roxburgh were appointed as Directors on 22 August 2002.

(b) J. Bogdanovich resigned as a Director in May 2002.

(c) Directors' fees for 2002 remain unpaid

Directors' emoluments comprise all of the fees, salaries, pension contributions, bonuses and other benefits payable in respect of the Directors. The basis of the executive Directors' remuneration is fixed by the Remuneration Committee of the Board which is comprised solely of non-executive Directors of the Company. Details of Directors' share options are set out in the Directors' Report on page 13. Other than the employee share options scheme, the Company does not have any long-term incentive scheme in place for Directors.

	2002	**2001**
	€'000	€'000
Auditors' remuneration	57	53
Operating lease rentals	217	217

8 Staff Costs

Employee costs (including executive Directors) during the period amounted to:

	2002	2001
	€000	€000
Wages and salaries	8,483	7,332
Social welfare costs	897	822
Pension costs (Note 18)	305	199
	9,685	8,353

The average number of persons employed (including executive Directors) by the Group during the year was as follows:

	2002	2001
	€'000	€'000
Development and production	196	190
Exploration	6	6
Corporate management and administration	5	6
	207	202

9 Loss Per Ordinary Share

The computation of basic and diluted loss per share is set out below:

	2002	2001
	€'000	€'000
Numerator:		
For basic and diluted earnings per share		
Net loss for the year	(14,656)	(15,637)
Denominator:		
For basic earnings per share		
Weighted average number of shares in issue for the year (thousands)	756,171	287,502
Effect of dilutive potential ordinary shares	-	-
Denominator for diluted earnings per share	756,171	287,502
Basic and diluted loss per ordinary share	€(0.019)	€(0.054)

The loss attributable to ordinary shareholders and weighted average number of ordinary shares for the purposes of calculating the diluted loss per ordinary share are identical to those used for basic loss per ordinary share. This is because the exercised share options would have the effect of reducing the loss per ordinary share and is therefore not dilutive under FRS14: Earnings Per Share.

10 Mineral interests

	Group €'000
Cost	
Balance 1 January 2002	107,043
Revision of site restoration provision	468
Development expenditure	1,524
Foreign exchange movements	(14,940)
Balance 31 December 2002	94,095
Depreciation	
Balance 1 January 2002	77,500
Charge for year	5,278
Foreign exchange	(11,282)
Balance 31 December 2002	71,496
Net book value	
At 1 January 2002	29,543
At 31 December 2002	22,599

Mineral interests comprise the Group's interest in the Galmoy ore bodies including property acquisitions and the construction of the Galmoy mine. The Directors have determined the geological trend covered by the Company's mine licence together with the adjacent prospecting licenses, to be one Area of Interest in accordance with the Group's accounting policy for mineral interests.

The future discounted net revenues from the Company's recoverable reserves was estimated as at 31 December 2002 and at the date of approval of the financial statements. The Directors are satisfied that the net book value of capitalised costs within the area of interest is covered by the projected future discounted net revenues and that no provision for permanent diminution against the carrying value is necessary.

Notes (continued)

11 Tangible Fixed Assets

Group

	Mill and Mobile Mine Equipment €'000	Freehold Property €'000	Motor Vehicles €'000	Total €'000
Cost				
Balance 1 January 2002	41,557	49	322	41,928
Additions	1,676	-	28	1,704
Retirements	-	-	(13)	(13)
Foreign exchange movements	(6,346)	-	(39)	(6,385)
At 31 December 2002	36,887	49	298	37,234
Depreciation				
Balance 1 January 2002	28,351	36	304	28,691
Charge for period	1,951	1	12	1,964
Retirements	-	-	(13)	(13)
Foreign exchange movements	(4,404)	-	(31)	(4,435)
At 31 December 2002	25,898	37	272	26,207
Net Book Value				
At 1 January 2002	13,206	13	18	13,237
At 31 December 2002	10,989	12	26	11,027

Other tangible fixed assets of the Company, relate to properties, fixtures and fittings and software.

The Group has mine equipment under finance leases totalling €615,000 as at 31 December 2002 on which depreciation of €12,812 was charged during the year.

Notes (continued)

12 Financial Fixed Assets

	Shares in Subsidiaries at Cost €'000	Advances to Subsidiaries €'000	Impairment Provisions €'000	Total €'000
Balance 1 January 2002	12,293	62,893	(41,186)	34,000
Movement during period, net	-	30,382	-	30,382
Balance 31 December 2002	12,293	93,275	(41,186)	64,382

The Directors have reviewed the carrying value of their investments in subsidiary companies. Based on their assessment of the underlying asset values, no additional provisions are required.

At 31 December 2002 the Company had the following principal subsidiaries, each of which was incorporated in the Republic of Ireland. The principal country of operation of each trading subsidiary is Ireland.

Name and Registered Office	Activity	Share Capital
ARCON Mines Ltd., 60 Merrion Road, Ballsbridge, Dublin 4	Mining, mineral exploration, development and production	100%
ARCON Resources P.l.c., 60 Merrion Road, Ballsbridge, Dublin 4	Non-trading	100%
ARCON Exploration P.l.c. 60 Merrion Road, Ballsbridge, Dublin 4	Mineral exploration	100%

A full list of subsidiary companies will be filed with the Registrar of Companies.

13 Stocks

	2002 €'000	2001 €'000
Zinc and lead concentrate	482	77
Ore	67	70
Raw materials and stores	605	654
	1,154	801

In accordance with the Company's accounting policies, stock has been recorded at net realisable value.

Notes *(continued)*

14 Debtors

	Group		Company	
	2002	2001	**2002**	2001
	€'000	€'000	**€'000**	€'000
Trade debtors	671	744	-	-
VAT	49	28	49	28
Prepayments and accrued income	452	100	41	25
	1,172	872	90	53

All of the above amounts fall due within one year.

15 Creditors

Amounts falling due within one year:	Group		Company	
	2002	2001	**2002**	2001
	€'000	€'000	**€'000**	€'000
Short term debt (b)	1,907	7,186	-	-
Indexia loan (c)	-	3,239	-	3,239
Secured overdrafts	68	329	-	329
Trade creditors	3,834	3,690	867	344
Lease liabilities (d)	206	-	-	-
Accruals and deferred income	3,632	3,320	395	64
PAYE and PRSI	637	385	172	385
	10,284	18,149	1,434	4,361

Amounts falling due after more than one year:	Group		Company	
	2002	2001	**2002**	2001
	€'000	€'000	**€'000**	€'000
Long term debt (a)	6,271	22,462	-	-
Indexia loan (c)	2,043	-	2,043	-
Lease liabilities (d)	367	-	-	-
Accruals	-	22	-	-
Amounts due to subsidiaries	-	-	12,502	12,502
	8,681	22,484	14,545	12,502

Arcon International Resources P.l.c.

Notes (continued)

15 Creditors *(continued)*

Analysis of maturity of debt:

	2002	2001
	€'000	€'000
Amounts due at 31 December are repayable as follows:		
- within one year	1,907	10,425
- between one and two years	7,764	2,246
- between two and five years	550	6,739
- after five years	-	13,477
	10,221	32,887

a) Long term debt represents drawings under the US$20 million facility with Fairfield Holdings Limited ("Fairfield"), a company connected with Sir Anthony O'Reilly. In order to reduce interest charges to the Company, €12.5 million equivalent of the Fairfield debt was prepaid from the proceeds of the rights issue during the year and which is available for subsequent draw down in accordance with the terms of the loan agreement. The amount now outstanding of US$8.7 million is secured on the mineral interests and mine assets and a guarantee by the parent company and is repayable at various dates between 2003 and 2006. Interest accrues on the debt at a fixed rate, currently 8% per annum. As at 31 December 2002, there were undrawn facilities under the Fairfield loan of €11.3 million, on which no fees are payable.

b) Short term debt at 31 December 2002 comprised the current portion of the Fairfield debt. Short term debt in 2001 comprised an Ulster Bank facility of US$3.2 million which was repaid in 2002 out of the proceeds of the underwritten Rights Issue, together with a balance of €3.6 million owed on the previous syndicated finance facility which was settled by the issue of approximately 143.8 million ordinary shares representing 9.99% of the Company's share capital.

c) This amount represents the net amount owing to Indexia Holdings Limited, a company connected with Sir Anthony O'Reilly. The debt was advanced to fund the working capital requirements of the Group, is unsecured, bears interest at 8% and was partially repaid out of the proceeds from the rights issue during the year.

d) Lease liabilities fall due as follows:

	2002	2001
	€'000	€'000
Due within one year	206	-
Between one and two years	229	-
Between two and five years	138	-
After five years	-	-
	573	-

Notes *(continued)*

16 Provision for Liabilities and Charges – Site Restoration Provision

	€'000
Balance 1 January 2002	3,984
Revision of site restoration costs	468
Unwinding of discount (Note 5)	144
Site restoration expenditure	(66)
Balance 31 December 2002	4,530

17 Called up Share Capital and Share Premium

	2002	2001
	€'000	€'000
Authorised		
2,162,488,340 (2001 - 400,000,000) Ordinary shares of €0.01 (2000 – €0.06)	21,625	24,000
287,502,332 (2001 – Nil) Deferred shares of €0.05	14,375	-
	36,000	24,000

During the year the share capital of the Company was restructured to facilitate the rights issue, with each ordinary €0.06 share being converted into one ordinary €0.01 share and one deferred €0.05 share. Pursuant to a resolution passed at an Extraordinary General Meeting on 12 July 2002, the authorised share capital of the Company was increased from €24,000,000 to €36,000,000 comprising 2,162,488,340 ordinary shares of par value €0.01 and 287,502,332 deferred shares of par value €0.05.

The deferred shares do not entitle the shareholder to receive a dividend or other distribution, do not entitle the shareholder to receive notice of or vote at any general meeting of the Company, and do not entitle the shareholder to any proceeds on a return of capital or winding up of the Company. The Company has been authorised to transfer the shares on behalf of the shareholders without payment and is authorised to cancel the deferred shares subject to the approval of the High Court.

17 Called up Share Capital and Share Premium (continued)

Issued and Fully Paid:

	Share Capital		Capital Conversion Reserve	Share Premium	
	Number	€000	€000	Group €000	Company €000
Balance, 1 January 2002	287,502,332	17,251	1,002	59,197	59,070
Rights issue (a)	1,150,009,328	11,500	-	17,250	17,250
Share issue (b)	143,751,165	1,438	-	2,156	2,156
Share issue costs	-	-	-	(995)	(995)
Balance, 31 December 2002	1,581,262,825	39,189	1,002	77,608	77,481

a) On 23 August 2002 the Company issued 1,150,009,328 ordinary shares of €0.01 at a price of €0.025 per share pursuant to an underwritten rights issue

b) On 12 August 2002 the Company issued 143,751,165 ordinary shares of €0.01 at a price of €0.025 per share to a syndicate of banks in settlement of an amount of US$3.6 million owing to them under a previous syndicated finance facility.

Share Option Schemes

Under the staff share option schemes, the Directors, at their discretion, may grant options over ordinary shares to permanent employees and Directors at the higher of par and market value on the date the option is granted. Options may be exercised at any time within the subsequent ten-year period.

The share options outstanding at the time of the Rights Issue were adjusted accordingly. The impact of this adjustment was to increase each option holder's number of share options and the option strike price in proportion to the Company's post rights issue share capital. The impact of this adjustment was an increase in the number of share options by 1,909,664. Eligible employees were granted options over 29,100,000 shares during the year at €0.03 while options over 900,865 shares expired during the year.

At 31 December 2002 options over 42,521,549 (2001 – 12,412,750) shares remained outstanding at subscription prices ranging from €0.03 to €0.51878 which expire at varying dates up to September 2012.

18 Pension arrangements

The Group operates a number of externally funded defined contribution pension schemes to satisfy the pension arrangements in respect of certain employees.

The pension cost charged for the year was €305,000 (2001: €199,000). The Company's balance sheet includes accrued pension costs of €24,000.

19 Derivatives and Other Financial Instruments

Page 17 of the Directors' Report provides an explanation of the role that financial instruments have had during the year in managing the risks the Group faces in its activities.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13, "Derivatives and Other Financial Instruments" ("FRS 13"). As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

(a) *Interest rate profile*

Financial liabilities on which the Group pays interest are US dollar-denominated (Note 15). Interest on these financial liabilities is fixed at a rate of 8%.

(b) *Maturity of financial liabilities*

The maturity of the Group's financial liabilities is disclosed in Note 15.

(c) *Fair values*

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2002:

Primary financial instruments held or issued to Finance the Group operations:

	Book Value	**Fair Value**
	€'000	€'000
Current portion of long-term borrowings	1,907	1,907
Long-term borrowings	8,314	8,314
Financial assets	1,817	1,817

(e) *Gains and losses on hedges*

During 2002, the Group recognised net losses of €523,000, arising from the settlement of forward purchase contracts to fix the euro amounts that were received from the proceeds of sales of zinc and lead concentrate. All of these contracts were settled in 2002 and the Company is not party to any forward purchase contracts as at 31 December 2002.

Notes (continued)

20 Commitments and contingencies

a) **Mine closure and other bonds**

Bank bonds totalling €10.7 million (2001: €9.9 million) have been issued on behalf of Arcon Mines Limited. in respect of obligations to the Minister for Communications Marine and Natural Resources and Kilkenny County Council. These bonds are secured on the Group's cash deposits of €1.8 million and a guarantee from Sir Anthony O'Reilly for an amount of €6.5 million which may remain until 2008. It is intended that future security obligations will be funded out of the Group's future operating cash flows.

b) **Operating leases**

At 31 December 2002 the Company had annual commitments under operating leases of €112,000 (2001: €116,000).

21. Cash Flow Statement

A. Reconciliation of Operating Loss to Net Cash Outflow from Operating Activities

	2002	2001
	€'000	€'000
Operating loss	(14,097)	(15,880)
Depreciation	7,223	8,683
Increase in debtors	(300)	(701)
Increase in stocks	(353)	(187)
Increase in creditors	804	1,220
Net cash outflow from operating activities	(6,723)	(6,865)

B. Analysis of Cash Flows

	2002	2001
	€'000	€'000
Returns on investments and servicing of finance		
Interest received	116	278
Interest paid	(334)	(7,673)
Net cash outflow	(218)	(7,395)
Taxation	-	-
Capital expenditure and financial investment		
Expenditure on mineral interests	(1,302)	(1,540)
Purchase of tangible fixed assets	(1,825)	(1,438)
Proceeds from land sale, net	-	1,350
Cash paid for restoration costs	(67)	(68)
Net cash outflow	(3,194)	(1,696)
Financing		
Proceeds from issue of share capital, net	28,141	-
Finance lease payments	(82)	-
Bank loan advances	1,170	-
Indexia loan advances	3,006	10,141
Repayment of Indexia loan	(4,308)	-
Repayment of bank loans	(15,858)	-
Net cash inflow	12,069	10,141

C. Analysis and reconciliation of net debt

	1 January 2002	Movement	31 December 2002
Cash at bank and in hand	(114)	1,934	1,820
Bank loans (Note 15)	(29,648)	21,470	(8,178)
Indexia loan (Note 15)	(3,239)	1,196	(2,043)
	--------	---------	---------
Net debt	(33,001)	24,600	(8,401)
	=====	=====	=====

D. Analysis and reconciliation of net debt

	2002	2001
	€'000	€'000
Increase / (decrease) in cash	1,934	(5,815)
	---------	---------
Cash inflow from draw down of Fairfield and Indexia loans	(4,176)	(10,141)
Cash outflow from repayment of Fairfield, Indexia and bank debt	20,166	-
Rolled up interest	(1,103)	-
Gain on settlement of debt	807	76,141
Settlement of debt by issue shares	3,594	-
Foreign exchange translation	3,378	(5,194)
	---------	---------
	22,666	60,806
	---------	---------
Change in net debt	24,600	54,991
Opening net debt	(33,001)	(87,992)
	---------	---------
Closing net debt	(8,401)	(33,001)
	=====	=====

22. Parent Company Profit and Loss Account

Under the provisions of Section 3 of the Companies (Amendment) Act, 1986, the Company has not presented its own profit and loss account. A loss of €137,000 (2001 – €27,262,000) for the financial period has been dealt with in the profit and loss account of the Company.

23. Related Party Transactions

During the year the company entered into a number of transactions either directly with Sir Anthony O'Reilly, who now controls 71.69% of the company or with companies associated with him. Details of these are as follows:

a) Two companies associated with Sir Anthony O'Reilly, Fairfield Holdings Limited and Indexia Holdings Limited, have provided long term and short term funding to the company totaling €10.2 million at 31 December 2002. The maximum and minimum amounts advanced from these companies during the year amounted to €25.7 million and €10.2 million respectively. Further details of this debt are set out in Note 15 to the financial statements.

b) Sir Anthony O'Reilly has guaranteed €6.5 million bank bonds in respect of the company's obligations to the Minister for the Marine and Natural Resources and Kilkenny County Council, as set out in Note 20 to the financial statements.

c) The rights issue that the company completed during the year to raise €28.75 million net of expenses was fully underwritten by Sir Anthony O'Reilly. As a result of the underwriting agreement Sir Anthony contributed €12,506,000 million for additional shares in the company which increased his shareholding from 44.1% to 71.69%. No fees were paid to Sir Anthony O'Reilly in respect to this agreement.

24. Approval of the Financial Statements

The financial statements were approved by the Directors on 12 May 2003.

ARCON International Resources P.l.c.
FORM OF PROXY

for use at the Annual General Meeting to be held on 20 June, 2003 and at any adjournment thereof.

I/We...
(Block Letters)

of...
being a member/members of the above-named Company hereby appoint the Chairman of the Meeting+
....

of...as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 20 June, 2003 and at any adjournment thereof, I/We direct that my/our vote(s) be cast on the specified resolutions as indicated by an X in the appropriate spaces.

	FOR*	AGAINST*
1. To receive and consider the Directors' Report and Statement of Accounts for the year ended 31 December, 2002	☐	☐
2. (a) To re-elect Mr. James S. D. McCarthy as a Director	☐	☐
(b) To re-elect Mr. David Roxburgh as a Director	☐	☐
(c) To re-elect Mr. William Mulligan as a Director	☐	☐
(d) To re-elect Mr. W. James Tilson as a Director.	☐	☐
3. To authorise the Directors to fix the remuneration of the Auditors.	☐	☐
4. To authorise the Directors to dis-apply statutory pre-emption rights.	☐	☐

+ If it is desired to appoint another person as proxy these words should be deleted and the name and address of the proxy, who need not be a member of the Company, inserted.

* Unless otherwise indicated the proxy will vote, or may abstain from voting, as he/she thinks fit.

Dated this ....day of...2003

Signature...

NOTES

(1) To be effective this Form of Proxy duly signed, together with the Power of Attorney (if any) under which it is signed, must be deposited with the Company's Registrars, Capita Corporate Registrars P.l.c., Unit 5, Manor Street Business Park, Dublin 7, not later than forty-eight hours before the time appointed for the meeting, or any adjournment thereof, at which a person named in the Form is to vote.

(2) If this Form of Proxy is given by a body corporate it must be given under its Common Seal or under the hand of an attorney or officer duly authorised.

(3) A proxy need not be a member of the Company.

(4) In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Member in respect of the joint holding.

(5) The completion and return of this form of Proxy will not preclude a member from attending and voting at the meeting should he/she so wish.

FOLD 2

Affix
Stamp

The Registrar
ARCON International Resources P.l.c.
Capita Corporate Registrars Plc
Unit 5
Manor Street Business Park
Dublin 7

FOLD 3
(then turn in)

FOLD 1